UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 30, 2002 and
the One-day Period Ended December 31, 2002

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number

PULTE HOMES, INC. 401(k) PLAN
(FORMERLY PULTE HOME CORPORATION INVESTMENT SAVINGS PLUS)
(Full title of the plan)

PULTE HOMES, INC.

(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)

Dated: June 27, 2003

REQUIRED INFORMATION

4.     Financial Statements and Supplemental Schedules for the Plan

The Pulte Homes, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules as of December 30, 2002 and 2001 and December 31, 2002 and for the year ended December 30, 2002 and the one-day period ended December 31, 2002, have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

EXHIBITS

23	Consent of Independent Auditors, Ernst & Young LLP

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

FINANCIAL STATEMENTS AND SCHEDULES

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

December 31, 2002, December 30, 2002 and December 30, 2001 and for the
year ended December 30, 2002 and the one-day period ended December 31, 2002

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Financial Statements and Schedules

December 31, 2002, December 30, 2002 and December 30, 2001 and
for the year ended December 30, 2002 and the one-day period ended December 31, 2002

Report of Independent Auditors

Board of Directors
Pulte Homes, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Pulte Homes, Inc. 401(k) Plan (formerly known as Pulte Home Corporation Investment Savings Plus, the “Plan”) as of December 31, 2002, December 30, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the year ended December 30, 2002 and the one-day period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pulte Homes, Inc. 401(k) Plan as of December 31, 2002, December 30, 2002 and 2001, and the changes in its net assets available for plan benefits for the year ended December 30, 2002 and the one-day period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and December 30, 2002 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 26, 2003

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Statements of Net Assets Available for Plan Benefits

	December 31,	December 30,	December 30,
	2002	2002	2001

Investments, at fair value	$117,810,735	$117,774,320	$125,337,571
Receivables:
Employee contributions	301,224	301,224	277,032
Employer contributions	2,884,940	2,884,940	3,926,240
Loan repayments	44,993	44,993	41,669
Interest and dividends	—	—	20,980

Total receivables	3,231,157	3,231,157	4,265,921

Net assets available for plan benefits	$121,041,892	$121,005,477	$129,603,492

See accompanying notes.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Statements of Changes in Net Assets Available for Plan Benefits

	Period ended	Year ended
	December 31,	December 30,
	2002	2002

Contributions:
Employee	$—	$14,885,787
Employer	—	2,898,778

	—	17,784,565
Investment income (loss):
Dividends	—	1,362,733
Interest	—	99,613
Net realized and unrealized appreciation (depreciation) in fair value of investments	36,415	(17,822,462)

	36,415	(16,360,116)
Distributions to participants	—	(10,508,096)

Net increase (decrease)	36,415	(9,083,647)
Transfer of assets (Note 1)	—	485,632
Net assets available for plan benefits, beginning of period	121,005,477	129,603,492

Net assets available for plan benefits, end of period	$121,041,892	$121,005,477

See accompanying notes.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements

1.     Description of Plan

Effective December 31, 2002, the Pulte Home Corporation Investment Savings Plus was amended and restated, and renamed the Pulte Homes, Inc. 401(k) Plan (the “Plan”). The year-end for the Plan was also changed from December 30 to December 31. These financial statements include information as of and for the one-day period ended December 31, 2002, reflecting the new year-end for the Plan. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution profit sharing plan for eligible employees of Pulte Homes, Inc. (the “Company”) and affiliated subsidiaries, which have adopted the Plan. The Plan is administered by the 401(k) Committee (the “Committee”) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 31, 2002, the Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (“Fidelity”), as Trustee and Recordkeeper. Prior to this, U.S. Bank, N.A. was the Trustee and Recordkeeper. As a result of this change, the Company was required to liquidate a majority of the Plan investments and transfer those assets to Fidelity. On December 31, 2002, accounts were established at Fidelity for the in-kind asset transfers. The liquidated assets were transferred and then allocated to the investment mediums selected at Fidelity.

During 2002, the employees of Del Webb Mortgage Corporation, a subsidiary of Del Webb Corporation, became employees of Pulte Mortgage LLC, a subsidiary of the Company. In connection with this merger, Del Webb Mortgage Corporation became a participating employer under the Pulte Homes, Inc. 401(k) Plan and a trustee-to-trustee transfer of $485,632 of assets into the Pulte Homes, Inc. 401(k) Plan was executed for the Del Webb Mortgage Corporation employees.

Eligibility

All nonunion, regular salaried, sales and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment. Temporary employees are not eligible to participate in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.

Contributions

Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (“employee deferrals”). At the discretion of the Board of Directors, the Company and its subsidiaries may match an amount on behalf of each participant for their employee deferrals, based on the participant’s length of service with the Company in accordance with the following schedule:

A.)	Less than one year of service: 100% of the first $300 of participant’s contributions.

B.)	1-2 years of service: 100% of the first $600 of participant’s contributions.

C.)	2-3 years of service: 100% of the first $900 of participant’s contributions.

D.)	3-4 years of service: 100% of the first $1,200 of participant’s contributions.

E.)	4 or more years of service: 100% of the first $1,500 of participant’s contributions.

Annual contributions for each participant are subject to participation and discrimination standards of the Internal Revenue Code Section 401(k)(3).

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

Effective December 31, 2002, contributions can be invested in one or more of the following investment options provided by the Plan: State Street Yield Enhanced Investment Fund, State Street Stable Value Fund, Vanguard Wellington Fund, Vanguard Institutional Index Fund, Vanguard Total Bond Market Index Fund, Putnam Voyager Fund, Putnam Asset Allocation Funds (Growth, Balanced and Conservative Portfolios), Twentieth Century International Growth Fund, Lord Abbett Small Capitalization Value Fund, and the Pulte Homes, Inc. Common Stock Fund. Participants may change their investment directives and contribution amounts on a daily basis via an interactive voice response system or interactive website.

At the discretion of the Board of Directors, the Company and its subsidiaries may make special contributions, which are to be allocated to eligible participants’ “Special Contributions Account”. These contributions are invested solely in the Pulte Homes, Inc. Common Stock Fund and are not available for investment direction. The allocation of the special contribution excludes highly compensated employees covered under a stock option plan. There were no special contributions for the year ended December 30, 2002 or the one-day period ended December 31, 2002.

Allocations

Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the Trustee.

Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Vesting

A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.

Administrative Expenses

Other than loan origination fees, administrative expenses of the Plan are paid directly by the Company.

Reclassifications

Certain prior year amounts were reclassified to conform to the 2002 presentation.

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed by the Plan:

Investment Valuation—Investments in money market instruments are carried at cost which approximates fair value. Investments in mutual funds and Company common stock are carried at fair value based on quoted market prices. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Management Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

3. Investments

During 2002, the Plan’s investments (including investments purchased, sold and held during the period) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Period ended	Period ended
	December 31, 2002	December 30, 2002

Investments:
State Street Stable Value Fund	—	911,429
Twentieth Century International Growth Fund	—	(1,265,808)
Lord Abbett Small Capitalization Value Fund	—	(598,324)
Putnam Voyager Fund	—	(7,571,090)
Putnam Asset Allocation Fund – Growth Portfolio	—	(257,233)
Putnam Asset Allocation Fund – Balanced Portfolio	—	(191,057)
Putnam Asset Allocation Fund – Conservative Portfolio	—	(30,115)
Vanguard Institutional Index Fund	12,528	(2,056,382)
Vanguard Wellington Fund	—	(2,674,761)
Vanguard Bond Index Fund	—	56,317
Pulte Homes, Inc. Common Stock Fund	23,880	(4,145,102)
Other Funds	7	(336)

Net Appreciation (Depreciation) of Investments	$36,415	$(17,822,462)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	Fair Value	Fair Value	Fair Value
	as of	as of	as of
	December 31	December 30	December 30
	2002	2002	2001

Investment:
Fidelity Balanced Fund	$21,406,827	$21,406,825	$—
Vanguard Institutional Index Fund	20,143,913	20,131,385	26,135,109
Fidelity Managed Income Portfolio	19,000,141	19,000,140	—
Fidelity Blue Chip Growth Fund	18,907,886	18,907,885	—
* Pulte Homes, Inc. Common Stock Fund	15,121,055	15,097,175	11,881,699
Putnam Voyager Fund	—	—	26,738,427
Vanguard Wellington Fund	—	—	23,376,560
State Street Stable Value Fund	—	—	16,008,431

*	Nonparticipant-Directed Investment

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

The Pulte Homes, Inc. Common Stock Fund includes a nonparticipant directed investment. Information about the net assets and the significant components of changes in net assets related to the Pulte Homes, Inc. Common Stock Fund is as follows:

	December 31	December 30	December 30
	2002	2002	2001

Net assets	$15,511,786	$15,487,906	$13,581,881

	Period ended	Year ended
	December 31, 2002	December 30, 2002

Change in net assets:
Contributions	$—	1,839,612
Loan repayments	—	28,443
Dividends	—	43,371
Interest	—	11,821
Net realized and unrealized appreciation (depreciation) in fair value	23,880	(4,145,102)
Distributions to participants	—	(1,155,036)
Net transfers among funds	—	5,282,916

	$23,880	$1,906,025

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. As discussed in Note 6, subsequent to this issuance of the determination letter, the Plan was amended. The Plan has applied for, but has not received, a new determination letter qualifying the Plan under this provision. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Notes to Financial Statements (continued)

6. Subsequent Events

Effective January 1, 2003, the Company merged the Retirement Savings Plan for the Employees of Del Webb Corporation (“Del Webb Plan”) with the Plan and spun-off the assets and liabilities for the non-field group employees of the DiVosta & Company, Inc. 401(k) Plan (“DiVosta Plan”) into the Plan. Subsequently, all participant accounts from the Del Webb Plan and for the non-field group employees of the DiVosta Plan were transferred to the Plan. The remaining field group employees of DiVosta & Company continue to be covered under the amended DiVosta Plan, which was renamed the Pulte Homes Affiliates 401(k) Plan. These activities have significantly increased the number of covered employees in the Plan. There were also other changes made to the Plan in order to align the three previous plans, including changes to the eligibility requirements, investment options and matching contributions. Participants should refer to the Plan documents for complete information.

Schedules

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Employee ID #38-1545089
Plan #001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2002

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Shares/		Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Units	Cost	Value

The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund	250,390	**	$20,143,913
* Fidelity Investments	Fidelity Balanced Fund	1,610,747	**	21,406,827
	Fidelity Blue Chip Growth Fund	591,981	**	18,907,886
	Fidelity Low-Priced Stock Fund	142,574	**	3,588,582
	Fidelity Diversified International Fund	290,535	**	4,985,576
	Fidelity Freedom Income Fund	50,377	**	534,001
	Fidelity Freedom 2020 Fund	111,125	**	1,182,374
	Fidelity Freedom 2040 Fund	216,454	**	1,268,418
	Fidelity Retirement Money Market Portfolio	5,848,842	**	5,841,953
	Fidelity Managed Income Portfolio	19,000,141	**	19,000,141
	Fidelity U.S. Bond Index Fund	232,183	**	2,609,732
* Pulte Homes, Inc.	Pulte Homes, Inc. Common Stock Fund	634,335	$10,789,293	15,121,055
* Employee loans receivable	Individual employee loans with varying maturity dates and interest rates ranging from 5.25% to 10.50%			3,220,277

Total Investments				$117,810,735

There were no investment assets reportable as acquired and disposed of during the year.

*	Party-in-interest

**	Participant-directed investments, cost information is omitted

Pulte Homes, Inc. 401(k) Plan
(Formerly known as Pulte Home Corporation Investment Savings Plus)

Employee ID #38-1545089
Plan #001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 30, 2002

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Shares/		Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Units	Cost	Value

The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund	250,390	**	$20,131,385
* Fidelity Investments	Fidelity Balanced Fund	1,610,747	**	21,406,825
	Fidelity Blue Chip Growth Fund	591,981	**	18,907,885
	Fidelity Low-Priced Stock Fund	142,574	**	3,588,581
	Fidelity Diversified International Fund	290,535	**	4,985,576
	Fidelity Freedom Income Fund	50,377	**	534,001
	Fidelity Freedom 2020 Fund	111,125	**	1,182,374
	Fidelity Freedom 2040 Fund	216,454	**	1,268,419
	Fidelity Retirement Money Market Portfolio	5,848,842	**	5,841,953
	Fidelity Managed Income Portfolio	19,000,141	**	19,000,140
	Fidelity U.S. Bond Index Fund	232,183	**	2,609,729
* Pulte Homes, Inc.	Pulte Homes, Inc. Common Stock Fund	634,335	$10,789,293	15,097,175
* Employee loans receivable	Individual employee loans with varying maturity dates and interest rates ranging from 5.25% to 10.50%			3,220,277

Total Investments				$117,774,320

There were no investment assets reportable as acquired and disposed of during the year.

*	Party-in-interest

**	Participant-directed investments, cost information is omitted

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the 401(k) Committee who administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTE HOMES, INC. 401(K) PLAN

June 27, 2003	By:	/s/ Roger A. Cregg

Roger A. Cregg Executive Vice President and Chief Financial Officer of Pulte Homes, Inc.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Auditors, Ernst & Young LLP

EX-99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EX-99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002